FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”) 1240 – 1140 West Pender Street Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

September 9, 2008.

ITEM 3:	News Releases

A news release was issued on September 9, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

On September 5, 2008 the Company received notification from the American Stock Exchange (“AMEX”) that AMEX had accepted the Company’s plan of compliance (the “Plan”) which was submitted to AMEX on August 28, 2008.

ITEM 5:	Full Description of Material Change

As set out in the Company’s news release dated August 25, 2008, the Company received notice from AMEX indicating a failure to satisfy certain of AMEX’s continued listing standards under Sections 134 and 1101 of the AMEX Company Guide, which require AMEX-listed issuers, such as the Company, to file a complete Annual Report each year. The Company’s deficiency in its Annual Report relates to certain requirements of the United States Sarbanes-Oxley Act of 2002.

The Company was afforded the opportunity to submit a plan of compliance to AMEX. On August 28, 2008, the Company presented AMEX with the Plan. Under the Plan, the Company expects to file an amended Annual Report on Form 20-F for the fiscal year ended April 30, 2008 during the week of October 13, 2008. On completion of filing the amended Form 20-F, the Company will be in full compliance with AMEX continuing listing standards. On September 5, 2008, AMEX notified the Company that it had accepted the Plan and granted the Company an extension until November 17, 2008 to regain compliance with the continued listing standards failing which it will initiate delisting proceedings against the Company. The Company will be subject to periodic review by AMEX staff during the extension period. The Plan has a completion date during the week of October 13, well ahead of the November 17 deadline and management is confident the Company will meet the commitment milestones in the Plan on schedule.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

September 18, 2008.